Exhibit 99.1

Jianpu Technology Inc. Provides Update on Status under Holding Foreign Companies Accountable Act

BEIJING, May 5, 2022 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that it has been provisionally identified by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCAA on May 4, 2022 U.S. Eastern Time. The Company understands that such identification may have resulted from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022.

The Company understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States if such company has been identified by the SEC for three consecutive years beginning in 2021 for filing audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB.

The Company has been actively exploring possible solutions. It will continue to comply with applicable laws and regulations in both China and the United States and strive to maintain its listing status on the New York Stock Exchange.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR)Oscar Chen, E-mail: IR@rong360.com

(PR)Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: scheng@christensenir.com

Tel: +86 185 0060 8364

Anthony Cheong, E-mail: acheong@christensenir.com

Tel: +852 2232 3922

In US:

Christensen Advisory

Linda Bergkamp, E-mail: lbergkamp@christensenir.com

Tel: +1 480 353 6648

2